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[redacted]

12014578

SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/08/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kapital Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 South Wells St., Floor 12
(No. and Street)

Chicago	**Illinois**	**60607**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennady Gertsman **(312) 588-0594**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/02

OATH OR AFFIRMATION

I, Gennady Gertsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kapital Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~Managing Member~~ Manager

Title

Nancy A. Simenson

Notary Public

February 24, 2012

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
Kapital Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Kapital Securities, LLC (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kapital Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2012

Kapital Securities, LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	94,702
Receivable from clearing brokers		361,758
Securities owned		41,916
Other assets		11,287
Total assets	$	509,663
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased	$	42,818
Accounts payable and accrued expenses		68,543
Total liabilities		111,361
Member's equity		398,302
Total liabilities and member's equity	$	509,663

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Kapital Securities, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Board Options Exchange, Inc. (CBOE). The Company is a wholly owned subsidiary of the Kapital Holdings, L.P. (the Parent).

The Company was organized on February 8, 2011 (inception) and became effective as a registered broker-dealer on October 1, 2011. The Company is engaged in buying, selling and dealing as principal in Canadian securities for its own account. All of the Company's transactions are cleared by other broker-dealers.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Transactions in securities are recorded on a trade date basis.

Securities are recorded at fair value, with the change in unrealized gains and losses from the preceding period reflected in trading gains and losses in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Foreign currencies: Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the date of valuation. Gains or losses resulting from foreign currency transactions are included in trading gains and losses in the statement of operations.

Income taxes: The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, and disclosed and presented in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

At December 31, 2011, management has determined that there are no material uncertain income tax positions. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current tax year and prior three tax years.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Recent accounting pronouncement: In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for annual periods beginning on or after December 15, 2011, applied prospectively. The adoption of this guidance is not expected to have a material impact on the financial statements.

Note 2. Receivable from Clearing Brokers

Receivable from clearing brokers at December 31, 2011, consists of $361,758 of cash on deposit.

Amounts due to the clearing brokers, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing brokers.

Note 3. Related-Party Transactions

The Company operates under an expense sharing agreement with Kapital Trading LLC (the Affiliate), an affiliate of the Company with common ownership, whereby the Affiliate pays certain operating expenses of the Company for which the Company reimburses the Affiliate. In accordance with the terms of the agreement, the Affiliate will provide personnel, support services, office space, and technology. At December 31, 2011, accounts payable and accrued expenses include an amount of $44,702 due to the Affiliate related to these expenses.

Note 4. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

Note 5. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Level 3. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Exchange-traded securities that trade in active markets and are valued using quoted market prices are classified within Level 1.

Note 5. Assets and Liabilities Reported at Fair Value (Continued)

The following table summarizes the Company's financial assets and liabilities on a recurring basis as of December 31, 2011, by level within the fair value hierarchy.

	Level 1
Assets	
Securities owned:	
Equity securities	$ 41,916
Total assets	$ 41,916
Liabilities	
Securities sold, not yet purchased:	
Equity securities	$ (42,818)
Total liabilities	$ (42,818)

As of December 31, 2011, there are no Level 2 or Level 3 assets or liabilities.

The Company assesses the levels of investments at each measurement date, and transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. There were no transfers between levels 1, 2 or 3 during the year.

Note 6. Off-Balance-Sheet Risks

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Note 6. Off-Balance-Sheet Risks

Concentrations of credit risk: All trades of the Company are cleared through JitneyTrade Inc. (Jitney) (a Canadian based introducing broker) and ABN Amro, Inc. All custody services are provided by Fidelity Clearing Canada ULC and ABN Amro, Inc. Pursuant to agreement, ABN Amro, Inc. is required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Company. In the event of Jitney or ABN Amro, Inc. insolvency or in the event they do not fulfill their obligations, the Company may be exposed to risk. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3 percent of "aggregate indebtedness," as defined and a ratio of aggregate indebtedness to net capital, both defined, shall not exceed 8 to 1 for the first 12 months after commencing business as a broker-dealer and 15 to 1 thereafter. At December 31, 2011, the Company had net capital and net capital requirements of $355,092 and $100,000, respectively. The Company's aggregate indebtedness at December 31, 2011, was $68,543, and its aggregate indebtedness to net capital ratio was .19 to 1. The net capital rules may effectively restrict the payment of cash distributions to the Company's member.